SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  No                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) n° 76.535.764/0001-43

BOARD OF TRADE (NIRE) N°.5330000622-9

PUBLICLY-HELD COMPANY

Minutes of the Meeting of the Board of Directors, Held on December 1, 2009

I.	DATE, TIME AND PLACE: On December 1, 2009, at 8:00 a.m., at Rua Humberto de Campos, 425 – 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro.

II.	CALL NOTICE: Waived, due to attendance by all Board Members.

III.	QUORUM: All Members of the Board of Directors signatories hereunder.

IV.	CHAIR: Mr. José Mauro Mettrau Carneiro da Cunha was appointed Chairman and Mrs. Maria Gabriela Campos da Silva Menezes Côrtes was appointed Secretary by those present at the meeting.

V.	AGENDA: To re-ratify the sole item from the minutes of the meeting of the Board of Directors held on November 17, 2009.

VI.

DECISIONS: Before discussing the item on the agenda, the Board Members unanimously approved the recording of the minutes of this Meeting of the Board of Directors in summarized form, pursuant to Law. The meeting began and the sole item of the Agenda, to re-ratify the sole item of the meeting of the Board of Directors held on November 17, 2009, was approved. The type of guarantee provided by TNL was changed from an aval guarantee to fiança guarantee, and Item “h” was included, regarding financial covenants. As such, the text of the sole item of the Agenda takes effect as described herein: “Before discussing the item on the agenda, the Board Members unanimously approved the recording of the minutes of this Meeting of the Board of Directors in summarized form, pursuant to Law. As to the sole item of the Agenda, the Board presented a proposal for the Company to raise funds from BNDES in an amount of up to R$623,445,000, which resources will be used to finance part of BTSA’s CAPEX for the three-year period from 2009 to 2011. The technical characteristics of this financing are: (a) Borrower: Brasil Telecom S.A.; (b) Lender: BNDES; (c) Type of Financing: direct transaction with BNDES; (d) Guarantee: fiança guarantee of TNL and assignment of receivables of BTSA; (e) Term: 9 years; (f) Frequency: grace period of 24 months (quarterly payments of interest) + 84 months of amortization and interest (monthly payments); (g) Total Cost: Sub-credit “A”: R$452,293,000 at TJLP+3.95% per annum and Sub-credit “B”: R$171,152,000 at 4.50% per annum; and (h) Covenants: (i) Total debt / EBITDA: equal to or less than 4.0; (ii) EBITDA / Financial Expenses: equal to or greater than 1.75; (iii) (Short term debt—Cash and Cash Equivalents)/ EBITDA: equal to or less than 0.70; (ii) Net Equity / Total Assets: equal to or greater than 0.25; (v) [EBITDA—(Income Tax + Social Contribution)] / [Amortization + (Financial Expenses – Financial Income) – Cash and Cash Equivalents from the previous year]: equal to or greater than 1.30 Covenants measured by TNL’s consolidated balance sheets. Notes: “Sub-credit A” is earmarked to finance the expansion and quality improvement of the network and compliance with the regulations established by ANATEL. “Sub-credit

B” is earmarked to finance the acquisition of machines and equipment in Brazil, pursuant to BNDES PSI, according to FINAME criteria. The matter was unanimously approved by all attending members and the Board of Directors, which directed the Executive Board to take all necessary measures to accomplish the aforementioned financings.”

VII.	CLOSING: Nothing further to discuss, these minutes were drafted, read, approved and executed by all present.

VIII.	SIGNATURES: Chairman—José Mauro Mettrau Carneiro da Cunha; Secretary—Maria Gabriela Campos da Silva Menezes Côrtes; Board Members: (i) Chairman of the Board—José Mauro Mettrau Carneiro da Cunha, (ii) Eurico de Jesus Teles Neto, (iii) João de Deus Pinheiro de Macedo, (iv) José Augusto da Gama Figueira and (v) Antônio Cardoso dos Santos. Rio de Janeiro, December 1, 2009.

This is a true copy of the original minutes recorded in the appropriate book.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2009

BRASIL TELECOM S.A.

By:	/s/ ALEX WALDEMAR ZORNIG
Name: Alex Waldemar Zornig
Title: Chief Financial Officer